Volcon | ePowersports

Technology Battery Nikola Motorcycle Powersports

Building the World's FIRST All-Electric Outdoors-Vehicle Manufacturer

VOLCON.COM AUSTIN TEXAS





The outdoor powersports market is growing rapidly with a transition to fully electric vehicles inevitable. Volcon products will allow people to enjoy the outdoors with fun, reliable powersports vehicles that provide an enhanced riding/driving experience while minimizing the impact on the environment.

Christian Okonsky Co-Founder & Chairman @ Volcon | ePowersports

Why you may want to support us...

1. Outdoor powersports is booming with record growth, and a transition to EVs is inevitable.
2. We are currently the only 100% fully electric vehicle company for the outdoor powersports industry.
3. Patented magnetic torque-tunnel motors produce 2X the torque in 1/2 the size of other motor brands.
4. Aiming to be the Tesla of the $10B outdoor powersports industry.
5. Team background in tech, Nasdaq-listed electric vehicles, powersports, engineering and more.

Why investors ❤ us

WE'VE RAISED $2,032,376 SINCE OUR FOUNDING



EV is clearly the future of mobility and Volcon is making waves in this outdoor motorsports space. Currently, Volcon is the only fully Electric Outdoor Motorsports Company. They are planting their flag in the ground and putting the old guard on notice. Recently I had the opportunity to take their flagship product- The Grunt for a spin. And it did not disappoint! It was unlike anything I've ever experienced before. The first thing I noticed was how quiet it was, typical gas powered motorcycles are loud- but The Grunt was 100% noise free. It was also extremely simple to ride. I am no motorcycle riding pro and didn't know what to expect, but I

... *read more*

Chris Graebe CEO at StartupCamp, Investor at RagingBull

LEAD INVESTOR | INVESTING $100,000 THIS ROUND

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Andy Leisner

CEO

Lifelong powersports industry executive and enthusiast. Motorcycle Industry Council Board Member. Former, world-championship motorcycle racing competitor.



Bruce Riggs

COO

Past SVP and COO of Compal Electronics' Smart Device Group as well as SVP and GM of Quanta. He has experience with tier-one domestic and international electronics manufacturing and operations. He is a past chairman of the IEEE1625 Battery Standard.



Hector Moya

Lead Engineering Product Manager

Mechanical designer and experienced developer of consumer products including two and four-wheel electric vehicles.



Christian Okonsky

Co-Founder & Chairman

Seasoned entrepreneur, engineer and technical innovator, Mr. Okonsky holds two-dozen patents and is dedicated to creating teams that drive creation of profitable companies focusing on sustainability.



Adrian James

Co-Founder & Board Member

Founder & CEO of Sprout Equity Ventures, an Austin based global investment firm specializing in acquiring and partnering with mature and growing businesses.



Colin Guinn

Board Member

Colin was the Founder/CEO of DJI North America. DJI is the dominant market leader in the civilian drone industry accounting for around 70% of the world's consumer drone market with revenue of more than $2.5B and over 14,000 employees.

In the news

Downloads

Volcon Deck.pdf

It's time. We are building the world's FIRST all-electric outdoor powersports company.

In a world that is aggressively moving towards an electrified future for all vehicles, thanks to Tesla, there is one segment that has lagged behind the automobile industry—outdoor powersports.

Today's off-road vehicles are bulky, unreliable, and overpriced. So, we made Volcon, which is better designed, reliable, and affordable. Our mission is to make the highest quality off-road vehicles in the world... and they're completely electric.



A TEAM MADE FOR THIS

CEO Andy Leisner is a former world championship, motorcycle-racing competitor who brings 25 years of executive experience in the powersports industry to this role. He was previously Senior Vice President, and Managing Director of Bonnier Motorcycle Group, the world's largest powersports media company. He has also been a three-term industry-elected Board Member for the Motorcycle Industry Council, the industry trade association group for all powersports in America.

COO Bruce Riggs is a past SVP and COO of Compal Electronics' Smart Device Group as well as SVP and GM of Quanta. He has experience with tier-one domestic and international electronics manufacturing and operations. He is a past chairman of the IEEE1625 Battery Standard.

The company is based in the emerging EV tech hub, Austin Texas where Tesla, Hyliion and Ayro are located. Volcon also has a partnership with pioneering electric motor developer and manufacture, Linear Labs.

OUR VEHICLES

Volcon is an innovator in the powersports industry introducing advanced frame materials, a powerful, all weather, electric drive train, and leading lithium battery chemistry to deliver on our commitment to quiet enjoyment of the outdoors.

The Volcon vehicles are built in Central Texas, using a domestic chromoly frame, IP protected hub and frame-mounted motors, and Tier 1 battery and battery management components with proven reliability in off-road applications. Our development and production facility in Round Rock, Texas showcases electric vehicle technologies, a build-to-order production model, and accessory, configuration and charging options to fit the vehicles to your needs.


Available
Q2 2021
THE GRUNT
FEAR NO TRAIL
WHEELBASE: 54"
SEAT HEIGHT: 32"
RANGE: OVER 75 MI
IP67 WATERPROOF DRIVE TRAIN
HOT SWAPPABLE BATTERY
SUSPENSION ADJUSTMENT
HIGH TORQUE
MOTOR: 5 KW
BATTERY: 2 KW, 2KW SPARE


Available
Q3 2021
THE STAG
THIS IS GOING WILD
WHEEL BASE: 88"
HEIGHT: 77"
RANGE: OVER 100 MILES
WATERPROOF DRIVE TRAIN
HIGH TORQUE
MOTOR: 2 AND 4 WHEEL DRIVE TORQUE
BATTERY: 10 KW, OPTION: 20 KW


Available
Q1 2022
THE BEAST
GO INTO BEAST MODE
WHEEL BASE: 115"
HEIGHT: 77"
RANGE: OVER 150 MILES
IP67 WATERPROOF DRIVE TRAIN
SUSPENSION ADJUSTMENT
HIGH TORQUE
MOTOR: 4 WHEEL DRIVE
BATTERY: 10 KW, OPTION : 20 KW / 30 KW

PEOPLE LOVE VOLCON

For Work. Forget big, bulky trucks with all the bells and whistles (and the price tag that comes with them). Volcon's sleek, lightweight, all-electric UTVs provide a cost-effective, sustainable alternative that doesn't break the bank. Volcon is making work fun again.

For Play. The great outdoors is a place to escape. To adventure. A place to push you to your limits. And get things done. At Volcon, we design and build the most extraordinary electric vehicles that are transforming the way you think about and experience the outdoors. From hunting and fishing to adrenaline-seeking adventure and farming, our high-quality, USA-made electric vehicles are durable enough to take your journey or task to the next level.

A $10-BILLION INDUSTRY

Much of the farm equipment on the market today is bulky, unreliable, and overpriced. The same can be said for today's off-road vehicles.

Carrying heavy loads and hauling cargo across acres of land can be an expensive, time-consuming task. And with 1100-1300 moving parts, internal combustion engines break down so often that the maintenance and upkeep can cost as much as the vehicle itself.

We started Volcon as a way to solve these problems for outdoor workers with the performance and versatility to wow outdoor enthusiasts, as well as an ultra-reliable engine made up of just two-moving parts. And the market is booming.


THE MARKET
GLOBAL VALUE OF THE UTV MARKET IS $7.7 BILLION IN 2017 AND IS EXPECTED TO REACH $14.1 BILLION IN 2025 (CAGR OF 7.8%).
THE ELECTRIC POWER SEGMENT IS ANTICIPATED TO HAVE THE HIGHEST GROWTH RATE (CAGR OF 14.6%) THROUGH 2025.
SPORT SEGMENT WAS THE LARGEST IN 2017, WITH 60% MARKET SHARE, AND IS EXPECTED TO REMAIN DOMINANT THROUGH 2025.
7

2X THE TORQUE, HALF THE SIZE

One of the biggest advantages of an electric powertrain is torque. There is no need to build engine RPM or spool up turbocharger-boost pressure. And electric UTV has full torque anytime and all the time.

Electric motors are compact and lightweight and can be placed in differing locations within a vehicle to change handling characteristics and payload capacities. Electric vehicles have a design advantage with the ability to place motors anywhere. They are not limited by putting a 1000-pound internal combustion engine and transmission under the hood.

At the heart of any eclectic vehicle is the propulsion system. Volcon is one of the first companies to utilize the patented magnetic torque-tunnel motor technology developed by Linear Labs which delivers twice the torque in half the size of other leading motor brands. This technology was awarded the esteemed Frost & Sullivan's New Product Innovation Award for 2020.



LinearLabs

WHAT'S NEXT

With the money raised in this offering, we will continue to aggressively build on the Volcon brand to solidify our spot as the only 100% dedicated electric vehicle manufacturer in the powersports industry. The development of our line of vehicles will accelerate, manufacturing capacity will increase and we will continue to expand the Volcon team with qualified professionals.

Our capital raising roadmap includes a planned NASDAQ IPO either in Q3 of 2021 or in Q1 of 2022. Depending on market conditions, these plans are subject to change.

JOIN US!

Volcon vehicles don't live in concept labs and pitch decks, they live in the dirt, the sand, and the deep woods. Our roadmap features a vehicle lineup focused on the largest growing segments of the powersports market to become the future of outdoor work and adventure.

In early 2021, riders will experience the power of silence as the Grunt begins shipping worldwide. We invite you to join us as a visionary partner by investing in Volcon today, as we define the powersports experience of tomorrow.

We have the grit, passion, and determination to move the world towards a more sustainable future where all adventure is clean, quiet, and safe. Our collective mission is to enhance the outdoor experience while reducing our environmental footprint. We want to allow adventurers and workers alike to enjoy the outdoors with peace of mind for generations to come. It's time to take your journey to the extreme. Join us! What're you waiting for?


OUR VISION
TO BE THE WORLD'S
LEADING ELECTRIC VEHICLE
COMPANY FOR OUTDOOR
WORK AND PLAY.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We design and create innovative electric vehicles for the outdoor powersports industry.

Where will your company be in 5 years?

We hope to be the electric vehicle technology and market-share leader in the outdoor powersports industry.

Why did you choose this idea?

The outdoor powersports market is growing rapidly with a transition to fully electric vehicles inevitable. Volcon products will allow people to enjoy the outdoors with fun, reliable powersports vehicles that provide an enhanced riding/driving experience while minimizing the impact on the environment.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Off-road powersports has experienced double-digit growth for the past three years. That growth has accelerated in the pandemic, as more people seek the safety and escape that the outdoors presents. Currently there are very few electric off-road powersports products available, but there is a fast-growing desire and demand from consumers for all their vehicles to be electric.

How far along are you? What's your biggest obstacle?

Volcon has working prototypes in testing, with production of the first model beginning in Q1 2021. While we currently are meeting all company milestones and targets, future obstacles will be meeting the excessive demand and the related supply-chain management.

Who are your competitors? Who is the biggest threat?

There are currently no electric off-road powersports manufacturers or products other than some golf-cart-style utility vehicles. Polaris recently announced a partnership with Zero–an electric street motorcycle company to jointly develop electric products, but Polaris CEO Scott Wine told the media, "...it's going to take us a while to get there." Arctic Cat is also in early analysis of electric powersports opportunities.

What do you understand about your business that others don't get?

We develop ground-up, electric powersports vehicles, not modifications to existing, gas-powersports units. We will be leveraging all of the benefits of electric power and reliability to enhance consumer experience with an all-electric product line, not just have a token electric powersports offering like others.

How will you make money?

We will initially sell three models of electric powersports vehicles. We will have a groundbreaking new style of off-road motorcycle, a sportsman/utility UTV (side-by-side), an aggressive sports UTV, plus a full line of accessories and upgrade options.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest risk is consumers not understanding the benefits of electric powersports products. Marketing and demo rides will show consumers the amazing performance, low-maintenance, sustainability and fun of electric powersports. Sales and marketing are crucial to the success of the company.

What would you do with the money you raise?

Hire and activate sales and marketing teams. Grow manufacturing capacity. Establish distribution network.

How will you distribute the products?

We will use a an innovative mix of channels including traditional powersports retailers, but also consumer-direct outdoor-retail chains, strategic partners with an existing dealer network (i.e. Rivian), farming-supply chains, and via three brand concept stores.

Is the market domestic or global?

We will build the Volcon brand in America for authenticity and integrity. After the brand is established, international opportunities abound, as many countries are severely limiting or even outlawing internal-combustion-engine, off-road, powersports products, like Western Europe. Volcon products will be welcomed and in demand in many regions of the world.

How has the COVID-19 pandemic affected your business.

Surprisingly, the pandemic has increased the demand for outdoor experiences and especially outdoor powersports products. Consumers are looking to get away from the stresses of the pandemic with safe, adventurous, outdoor recreation options.